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                 NATIONAL TRANSACTION NETWORK AND IVI CHECKMATE
                          ENTER INTO MERGER AGREEMENT

Atlanta, Georgia
Toronto, Canada
Westborough, Massachusetts
July 21, 1999

     IVI CHECKMATE CORP. (Nasdaq: CMIV; TSE: IVC/IVI) and NATIONAL TRANSACTION NETWORK, INC. (OTCBB: NTRN) today announced that they had entered into an agreement that will result in the acquisition by IVI Checkmate Corp., through its wholly owned subsidiary IVI Checkmate Inc., of all of the shares of National Transaction Network, Inc. common stock that it does not presently own. IVI Checkmate Corp., through IVI Checkmate Inc., currently owns 2,726,440, or approximately 82.0%, of National Transaction Network's 3,325,468 shares of common stock outstanding.

     The acquisition will be accomplished in the form of a merger between National Transaction Network and a wholly owned subsidiary of IVI Checkmate Inc. formed for this purpose and should be completed in the next one to three months, subject to approval by National Transaction Network's stockholders and depending on the timing of regulatory reviews and approvals. A special committee consisting of an independent director of National Transaction Network and management of IVI Checkmate Corp. agreed on merger consideration of $0.30 worth of common stock of IVI Checkmate Corp. for each share of National Transaction Network common stock.

     IVI Checkmate Corp. is the third largest electronic transaction solutions provider in North America and designs, develops and markets innovative payment and value-added solutions that optimize transaction management at the point-of-service in the retail, financial, travel and entertainment, healthcare and transportation industries. IVI Checkmate Corp.'s software, hardware, and professional services minimize transaction costs, reduce operational complexity, and improve profitability for its customers in the U.S., Canada and Latin America.

     National Transaction Network, Inc. designs, develops, integrates, markets and maintains electronic payment systems for use in retail applications. National Transaction Network software performs many of the tasks involved in electronic payment transactions, including the collection of payment-related data at the point of sale, secure transmission of the data, authorization and collection of the completed transaction and final reporting of the transaction.

     National Transaction Network and IVI Checkmate Corp. offer a single-source, end-to-end electronic payment solution to retailers at both store and corporate level.

For more information, contact:
IVI Checkmate Corp., John J. Neubert, Chief Financial Officer, (770) 594-6000 National Transaction Network, Inc., L. Barry Thomson, Chief Executive Officer,
(416) 245-6700

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This press release contains forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Management of both companies caution that these statements represent projections and estimates of future performance and involve certain risks and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, without limitation, the dependence on limited suppliers and manufacturers of component parts of products; rapid and significant technological developments that could delay the introduction of improvements in existing products or of new products; the dependence on proprietary technologies (which may be independently developed by competitors); the dependence on a small number of large retail customers; the potential fluctuation in financial results as a result of the inability to make sales to large customers as well as the volume and timing of bookings received during a quarter and variations in sales mix; competition from existing companies as well as new market entrants; and, the dependence on key personnel.

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